Exhibit 99.1

SILVERCORP ANNOUNCES SHARE REPURCHASE PROGRAM

Trading Symbol	TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Sept. 15, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") announced today a normal course issuer bid to acquire up to 8,487,191 common shares of the Company, representing approximately 4.8% of the 176,816,488 common shares issued and outstanding as of September 5, 2023. The repurchase program will run from September 19, 2023 to September 18, 2024. The Company is taking this action to provide it with enhanced flexibility should market conditions result in Silvercorp's shares being undervalued relative to the value of its mining operations and corporate assets comprised of cash and cash equivalents and short-term investments of $200.6 million, in addition to investments in associates and other companies having a total market value of $71.7 million, both as at June 30, 2023.

Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading systems in Canada and the United States, in compliance with regulatory requirements. There can be no assurance as to the precise number of shares that will be repurchased under the share repurchase program. Silvercorp may discontinue its purchases at any time, subject to compliance with applicable regulatory requirements. The Company intends to cancel all shares acquired under the issuer bid. The price the Company will pay for the common shares will be the market price at the time of purchase.

The Company is not aware of any officers, directors or persons holding 10% or more of the securities that intend to sell their securities at the inception of the normal course issuer bid, but such officers, directors or persons holding 10% or more of the securities may sell their securities during the course of the normal course issuer bid, as their personal circumstances may require. If during the course of the normal course issuer bid the Company becomes aware that officers, directors or persons holding 10% or more of the securities intend to sell their securities, then the Company will not intentionally acquire such securities pursuant to the normal course issuer bid.

The maximum number of shares that may be purchased on the TSX during any trading day may not exceed 58,170 common shares of the Company, which is 25% of the average daily trading volume on the TSX based on the previous six completed calendar months of 232,682. This limit, for which there are permitted exceptions, is determined in accordance with TSX regulatory requirements and does not apply to purchases made by the Company on the alternative trading systems in the United States.

The NCIB is a continuation of the program approved in August 2022 (the "2022 NCIB"), which ran from August 29, 2022 to August 28, 2023, to acquire up to 7,079,407 common shares of the Company, representing approximately 4% of the 176,985,184 common shares issued and outstanding as of August 16, 2022.   The Company completed the purchase for cancellation of 294,831 shares at a weighted average price of CAD$3.49, through the facilities of the TSX, and through alternative trading systems.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company's goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees' wellbeing, and sustainable development.  For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties; and our intention to repurchase up to 4.8% of our common shares, including the expected timing, duration, volume and nature of such stock repurchase program.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; bringing actions and enforcing judgments under U.S. securities laws; and our ability to realize the anticipated benefits of our share repurchase program.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 07:30e 15-SEP-23